82-3822

NOVAWEST RESOURCES INC.

Second Floor, 827 West Pender Street, Vancouver, B.C., Canada V6C 3G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139



December 28, 2001

Canadian Venture Exchange
27th Floor, 650 West Georgia Street
Vancouver, B.C.
V6B 4N9

Dear Sirs,

Please find enclosed a copy of our news release dated December 28, 2001 for your records.

Yours Sincerely,

Alison Robinson
Corporate Secretary
NovaWest Resources Inc.

CC. Securities and Exchange Commission, USA

NOVAWEST RESOURCES INC.

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139
Website: www.novawest.com E-Mail: novawest@novawest.com

Press Release

PRIVATE PLACEMENT

Canadian Venture Exchange
Trading Symbol "NVE"

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed

December 28, 2001

NovaWest Resources Inc. (the "Company") Symbol "NVE" on the Canadian Venture Exchange (CDNX) announces that the Company has arranged, subject to regulatory approval, a private placement of $52,000 by the issuance of 400,000 units at a price of $0.13 per unit. Each unit consists of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share of the Company for a period of five years at a price of $0.13 per share. The funds will be allocated to operating capital. The shares will be subject to the applicable hold period per CDNX policy. All terms are subject to the approval of the CDNX.

ON BEHALF OF THE BOARD OF DIRECTORS OF
NOVAWEST RESOURCES INC.

"Alison Robinson"
Alison Robinson
Corporate Secretary

THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

NOVAWEST RESOURCES INC.

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139
Website: www.novawest.com E-Mail: novawest@novawest.com

Press Release

PRIVATE PLACEMENT

Canadian Venture Exchange
Trading Symbol "NVE"

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed

December 28, 2001

NovaWest Resources Inc. (the "Company") Symbol "NVE" on the Canadian Venture Exchange (CDNX) announces that the Company has arranged, subject to regulatory approval, a private placement of $52,000 by the issuance of 400,000 units at a price of $0.13 per unit. Each unit consists of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share of the Company for a period of five years at a price of $0.13 per share. The funds will be allocated to operating capital. The shares will be subject to the applicable hold period per CDNX policy. All terms are subject to the approval of the CDNX.

ON BEHALF OF THE BOARD OF DIRECTORS OF
NOVAWEST RESOURCES INC.

"Alison Robinson"
Alison Robinson
Corporate Secretary